4-30-02

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ______ April 2002

POLYMET MINING CORP.

(Name of Registrant)

13949 West Colfax Avenue, Building 1, Suite 205. Golden Colorado 80401
(Address of principal executive offices)

1. Press Release dated April 29, 2002, Changes to the Board of Directors.

MAY 3 2002

02033167

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F
Form 20-F xxx Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934. Yes ___ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Polymet Mining Corp. – SEC File No. 0-18701
(Registrant)

Date: May 1, 2002 By "Charles Andrews"
Charles R. Andrews, CFO and Controller

PolyMet Mining Corporation
13949 West Colfax Avenue
Building One, Suite 205
Golden, Colorado 80401

Telephone: (303) 233-4830 **Toll Free: (877) 233-4831**
email: ir@polymetmining.com **Fax: (303) 233-4832**

NEWS RELEASE (02-1) SEC FILE #0-18701

Contacts: Charles R. (Buck) Andrews, CFO & Controller (877) 233-4831
Warren F. Hudelson, Public Affairs Representative (218) 245-3634

For Immediate Release

PolyMet Announces Changes to Board of Directors

GOLDEN, COLORADO—**April 29, 2002—POLYMET MINING CORP.** (CDNX:POM, OTCBB:POMGF) regrets to announce that Messrs. Peter Steen and John Hammes have decided to resign from the PolyMet Board of Directors for personal reasons. Their sage advice and counsel to the entire PolyMet management team over the last four years is very much appreciated and will be missed. Given the current economic climate, PolyMet's Board of Directors is considering downsizing from seven to five directors.

PolyMet continues in its efforts to advance both the NorthMet Project and Marathon Project. At a palladium cut-off grade of 0.80 g/t, Marathon's measured and indicated resource estimate is 21,261,000 tonnes having grades of 1.32 g/t palladium, 0.34 g/t platinum, 0.12 g/t gold, and 0.40% copper. This represents over 1.1 million ounces of platinum and palladium and 187 million pounds of copper. Only the northern one-third of the property's 4km strike length has been explored to date.

On other matters, the Company, pursuant to the Company's Stock Option Plan, has granted an option of 50,000 shares, exercisable at Cdn $0.16 to Charles R. Andrews, Chief Financial Officer for past performance.

PolyMet Mining Corp. is a Golden, Colorado-based exploration and development company. Its primary assets are the NorthMet polymetallic deposit located in northeastern Minnesota and the Marathon PGM deposit located near Marathon, Ontario.

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